Den Danske Bank AG

File No. 082-01263

Danske Bank A/S –Rule 12g-3-2(b) filings



Company announcement

Group Communications
Holmens Kanal 2 - 12
DK-1092 København K
Tel. +45 45 14 56 94

16 December 2009

Announcement No. 27/2009



Danske Bank adjusts organisation and appoints Chief Risk Officer

The Danske Bank Group will make a number of organisational adjustments with effect from January 1, 2010.

New Chief Risk Officer function

The Group will establish a new Chief Risk Officer function with responsibility for overseeing risk assessment and risk policy at Group level. The Chief Risk Officer will report to Peter Straarup, Chairman of the Executive Board.

Peter Rostrup-Nielsen, Executive Vice President, (43) is appointed Chief Risk Officer and member of the Danske Bank Group's Executive Committee. Peter Rostrup-Nielsen currently holds the position as Head of Strategy at Danske Bank's Group Finance. Among his previous positions at Danske Bank are Head of Performance & Financial Management and Head of Investor Relations.

"The new Group Risk function will work with the existing risk organisation to strengthen focus on risk across the organisation," says Peter Straarup.

More focus on customer satisfaction, customer service and product development

Danske Bank will strengthen its focus on customer satisfaction, customer service and product development and therefore moves responsibility for a number of products and for product development from Group Shared Services Centre to Group Business Development, which is changing its name to Group Business & Product Development.

This means that business responsibility for developing areas such as cards, cash management and contact centres will rest with Group Business & Product Development in future. Georg Schubiger, Member of the Group's Executive Committee, will continue to head the unit.

Operational responsibility for the contact centres will transfer to the individual banking units.

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"The contact centres will become increasingly important in the Group's future business strategy," Peter Straarup explains. "And our customers will find that the contact centres can help them in more and more ways. Today, the contact centres in several of the countries in which the Group operates are already advising on loans, credits, home finance and investment. This trend will continue."

Danske Bank A/S

Contact person:
Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01

This is a translation of a company announcement in the Danish language. In case of discrepancies, the Danish version prevails.